Exhibit 99.21

July 15, 2022
To: All Canadian Securities Regulatory Authorities	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com

Subject: ABAXX TECHNOLOGIES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	August 10, 2022
Record Date for Voting (if applicable) :	August 10, 2022
Beneficial Ownership Determination Date :	August 10, 2022
Meeting Date :	September 22, 2022
Meeting Location (if available) :	Montreal QC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	00258V100	CA00258V1004

Sincerely,

Computershare

Agent for ABAXX TECHNOLOGIES INC.